Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007

First Niagara and NewAlliance Statement on Workforce Planning to
Take Effect Only After the Banks’ Merger is Completed Next Year
First Niagara Financial Group and NewAlliance Bancshares, Inc. provided the following comments regarding the banks’ workforce plans upon closing of its transaction anticipated in April 2011, pending regulatory and shareholder approval.
After transaction closing next year, First Niagara intends to reposition the banks’ workforce in Connecticut and Massachusetts to be more heavily focused on retail and commercial banking services in order to drive the combined institutions’ growth in New England. First Niagara will significantly increase the number of customer-facing positions that serve the region and all 88 NewAlliance branches will remain open following transaction closing. NewAlliance currently has about 1,200 employees.
“While we have been upfront about the fact that the transaction will result in workforce reductions, the creation of many new customer-facing positions in NewAlliance’s legacy market, combined with normal attrition and retirements, is expected to minimize the number of positions impacted by the merger,” First Niagara First Vice President Leslie G. Garrity said. “Although we are not yet in a position to publically disclose position impact, we anticipate that the workforce in New England will return to NewAlliance’s current employment levels by the end of 2012.”
“The overall objective and rationale for the merger is to accelerate the implementation of the combined companies’ strategic plan with a focus on providing existing and new customers with greater access to the bank and a more comprehensive product set,” Garrity added. “The result will be more distribution points across NewAlliance’s footprint and growth in jobs in the years ahead.”
Growth in banking jobs will come in part from expanded hours, the implementation of First Niagara’s sales model, the banks’ plans for growth and expansion in Connecticut, and enhancement of NewAlliance’s capabilities in middle market and commercial real estate lending as well as cash management services. First Niagara also reaffirmed its commitment to turn NewAlliance’s headquarters on Church Street in New Haven into the financial institutions ’ New England Regional Market Center.

About NewAlliance Bancshares
NewAlliance Bancshares is a New Haven, Connecticut headquartered regional banking and financial services company and the parent company of NewAlliance Bank, the third largest bank headquartered in Connecticut and fourth largest headquartered in New England. NewAlliance Bank has a network of 88 branches in Connecticut and western Massachusetts with assets of $8.8 billion. NewAlliance Bank provides a full range of consumer and commercial banking products and services, trust services and investment and insurance products and services. The bank’s website is at www.newalliancebank.com. Shareholders are encouraged to monitor the investor relations section of the company’s website.
About First Niagara Financial Group
First Niagara Financial Group, Inc., through its wholly owned subsidiary, First Niagara Bank, N.A., has $21 billion in assets, 257 branches and $13 billion in deposits. First Niagara Bank is a multi-state community-oriented bank with about 3,800 employees providing financial services to individuals, families and businesses. Upon completion of its pending merger with NewAlliance Bancorp, Inc. — subject to customary closing conditions including approvals from regulators and shareholders — First Niagara will have more than $29 billion in assets, $18 billion in deposits and 340 branches across Upstate New York, Pennsylvania, Connecticut and Massachusetts. For more information, visit www.fnfg.com.

Additional Information for Stockholders
In connection with the proposed merger, First Niagara Financial Group, Inc. (“First Niagara”) has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement/Prospectus for NewAlliance Bancshares, Inc. (“NewAlliance”) and First Niagara, as well as other relevant documents concerning the proposed transaction. NewAlliance and First Niagara have mailed the definitive Joint Proxy Statement/Prospectus to stockholders of NewAlliance and First Niagara (which mailings were first made on or about November 5, 2010). Stockholders are urged to read the Registration Statement and the definitive Joint Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of the definitive Joint Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of this document as described in the preceding paragraph.
Forward-Looking Statements
This release contains forward-looking statements with respect to the financial condition and results of operations of First Niagara Financial Group, Inc. including, without limitations, statements relating to the earnings outlook of the Company. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) changes in the interest rate environment; (2) competitive pressure among financial services companies; (3) general economic conditions including an increase in non-performing loans that could result from an economic downturn; (4) changes in legislation or regulatory requirements; (5) difficulties in continuing to improve operating efficiencies; (6) difficulties in the integration of acquired businesses; and (7) increased risk associated with an increase in commercial real estate and business loans and non-performing loans.

First Niagara Contact
Leslie G. Garrity	Public Relations and Corporate Communications Manager
(716) 819-5921
leslie.garrity@fnfg.com

NewAlliance Contact
Paul McCraven	Senior Vice President, Community Development
(203) 784-5001

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